SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 58)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 August 6, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No.  669 752107                                         Page 2 of 6 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      13,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            13,430,427 shares

                                   10.      Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                          Page 3 of 6 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      1,000,000 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        13,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            1,000,000 shares

                                   10.      Shared Dispositive Power
                                            13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                          Page 4 of 6 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                           [   ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [   ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 58 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "1999 Discussions with 144 Committee" the following:

         Subject to reaching an agreement with the Issuer, Communications intends to acquire all of the outstanding shares of the Issuer not currently owned by the Reporting Persons. On August 6, 1999, a representative of Communications informed the 144 Committee of the Issuer that an offer to acquire such shares would be forthcoming. The Reporting Persons intend to engage Daniels to provide guidance and assist the Reporting Persons in connection with this process and to opine, if necessary, as to the fairness of the transaction from a financial point of view.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 58.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment is true, complete and correct.

Dated:  August 9, 1999


                                              CONCEPT COMMUNICATIONS, INC.


                                              /s/ Werner Seubert
                                              By: Werner Seubert, Treasurer


                                              CROWN COMMUNICATIONS CORPORATION


                                              /s/ Werner Seubert
                                              By: Werner Seubert, Vice President


                                              CROWN CAPITAL CORPORATION


                                              /s/ Werner Seubert
                                              By: Werner Seubert, Vice President